Mexus Gold US

January 6, 2009

John Reynolds
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 3561
Washington , D.C. 20549

Re:           Action Fashions, Ltd. , now Mexus Gold US (the “Company”)
Form 10-K FYE March 31, 2009
Filed June 26, 2009
File No. 0-52413

Dear Mr. Reynolds:

Please allow this to respond to your comment letter dated December 10, 2009 regarding the above referenced matter.

We have enclosed with this letter:

1.           Revised Form 10-K A-1 for the year ended 3/31/09 and Redline copy
2.           Revised Form 10-Q A-1 for the period ended 9/30/09 and Redline copy
3.           Copy of your December 10, 2009 comment letter.

For your convenience, our response paragraph numbers correlate with the numbered paragraphs of your  letter.

Signatures

1.           We have revised the signatures to include a signature of our Principal Accounting Officer

Report of Independent Registered Public Accounting Firm, page F-1

2.           We have amended our filing to provide an audit report that opines on the balance sheets as of March 31, 2008.

Item 9A (T) Controls and Procedures

3.           We have revised this Item to include disclosures as required under Item 308(c) of Regulation S-K.

Exhibit 31.1

4.           We have revised our Section 302 certification so that it is consistent with Item 601(b)(31)(i) of Regulation S-K.

General

5.           We have filed a current consent of our independent registered public accountants in accordance with Item 601 of Regulation S-K.

Form 10-Q for the period ended September 30, 2009

6.           We do not believe the Company is a “Shell Company” for the following reason:

The definition of a “Shell Company” is defined under Rule 144(i)(1).  Despite the Company’s change is business direction to aggressively pursue mining operations, the Company is not now, nor never has been, an issuer that has:

(A) No or nominal operations; and

(B) Either:

(1)  No or nominal assets;

(2)  Assets consisting solely of cash and cash equivalents; or

(3) Assets consisting of any amount of cash and cash equivalents and nominal other assets; or

Moreover, Rule 144(i)(1) specifically excludes from the definition of a “Shell Company” a “development stage” or “startup company” pursuing an actual business plan.  See SEC Release No. 33-8869 foot note 172.

In regard to the Company’s use of the Form S-8 Registration Statement, according to General Instruction A.1 on Form S-8, use of the S-8 Registration Statement is available to:

“any registrant that, immediately prior to the time of filing a registration statement on [Form S-8], is subject to the requirement to file reports pursuant to Section 13 (15 U.S.C. 78m) or 15(d) (15 U.S.C. 78o(d)) of the Securities Exchange Act of 1934 (“Exchange Act”); has filed all reports and other materials required to be filed by such requirements during the preceding 12 months (or for such shorter period that the registrant was required to file such reports and materials); is not a shell company (as defined in §230.405 of this chapter) and has not been a shell company for at least 60 calendar days previously (subject to the exception in paragraph (a)(7) of this Instruction A.1.); and if it has been a shell company at any time previously, has filed current Form 10 information with the Commission at least 60 calendar days previously reflecting its status as an entity that is not a shell company (subject to the exception in paragraph (a)(7) of this Instruction A.1.), may use this Form for registration under the Securities Act of 1933 (“Act”) (15 U.S.C. 77a et seq.).”

We believe that the Company meets all the requirements necessary to use the S-8 Form.

7.           We have included the two option agreements to our amended Form 10-Q

We hope that the foregoing has been responsive to your requests.  Should you have any additional comments or questions please do not hesitate to contact the undersigned.  Thank you.

ACKNOWLEDGEMENT

Mexus Gold US (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mexus Gold US

                         /s/ Paul D. Thompson
__________________
Paul D. Thompson

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1805 N. Carson Street, #150 - Carson City - NV 89701